UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329 Colonia Huasteca Mexico, D.F. 11311 Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [     ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes [     ]      No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes [     ]      No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [     ]      No [X]

Investor Relations (5255) 1944 9700 ri@dcf.pemex.com

August 2, 2005

PEMEX unaudited financial results report as of June 30, 2005

Financial highlights

PEMEX, Mexico’s oil and gas company, headed by Luis Ramírez Corzo, announced its unaudited consolidated financial results as of June 30, 2005.

•       Total sales increased 14% as compared to the second quarter of 2004, reaching Ps. 221.3 billion (US$20.5 billion)[1]

•       Crude oil exports averaged 1,806 thousand barrels per day (Mbd), down 3% from the second quarter of 2004

•       Income before taxes and duties increased 41% as compared to the second quarter of 2004, to Ps. 138.4 billion (US$12.8 billion)

•       Net income for the quarter was Ps. 1.9 billion (US$0.2 billion) as compared to a loss of PS. 30.3 billion in the second

Table 1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Financial results summary
	Second quarter (April - June)					Six months ending June 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	194,602	221,273	14%	26,671	20,535	366,690	416,992	14%	50,301	38,699
Domestic sales(1)	111,045	119,467	8%	8,422	11,087	217,248	232,970	7%	15,722	21,621
Exports	83,557	101,806	22%	18,249	9,448	149,442	184,022	23%	34,580	17,078
				—					—

Income before taxes and duties(1)	98,016	138,351	41%	40,334	12,840	202,132	258,820	28%	56,688	24,020
				—					—
Taxes and duties	117,701	136,447	16%	18,746	12,663	222,853	256,204	15%	33,351	23,777
				—					—
Net income (loss)	(30,229)	1,907		32,135	177	(31,265)	7,045	123%	38,310	654
				—					—
EBITDA(2)	119,896	153,159	28%	33,263	14,214	228,635	290,241	27%	61,606	26,936
EBITDA / Interest expense(3)	11.9	9.8				13.7	11.1

* Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

(1) Includes the Special Tax on Production and Services (IEPS).

(2) Excludes IEPS.

(3) Excludes capitalized interest.

Note: Numbers may not total due to rounding.

______________

1 Amounts in US dollars are translated at the June 30, 2005 exchange rate of Ps. 10.7752 per US dollar.

PEMEX financial results report as of June 30, 2005	1/44
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PEMEX	Investor Relations

Operational highlights

Total liquid hydrocarbons production in the second quarter of 2005 totaled 3,870 Mbd, 0.2% less than the production in the second quarter of 2004:

•        Crude oil production increased 3 Mbd, to 3,425 Mbd

•        Natural gas production rose 6% to 4,861 million cubic feet per day (MMcfd)

•        Natural gas liquids production decreased 3% to 445 Mbd

•        Gas flaring represented 3.4% of total natural gas production

Operating items

Exploration and production

Crude oil production

Crude oil production went from 3,422 Mbd in the second quarter of 2004 to 3,425 Mbd in the second quarter of 2005. This variation was mainly due to:

•        An increase of 17 Mbd in total light and extra-light crude oil production due to the conclusion of infrastructure works and the completion and work over of wells at the Bellota-Jujo, Samaria-Luna and Litoral de Tabasco complexes

•        A decrease of 14 Mbd of heavy crude oil production mainly due to maintenance works at the Ku-Maloob-Zaap complex. Heavy crude oil production represented 72% of total crude oil production

Table 2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Production of liquid hydrocarbons
	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
	(Mbd)				(Mbd)
Liquid hydrocarbons	3,879	3,870	-0.2%	(9)	3,850	3,808	-1.1%	(42)
Crude oil	3,422	3,425	0.1%	3	3,402	3,371	-0.9%	(31)
Heavy	2,496	2,481	-0.6%	(14)	2,475	2,446	-1.2%	(30)
Light	792	808	2.0%	16	797	796	-0.1%	(1)
Extra-light	135	136	1.0%	1	130	129	-0.4%	(1)
Natural gas liquids(1)	457	445	-2.6%	(12)	448	437	-2.4%	(11)

(1) Includes condensates.

Note: Numbers may not total due to rounding.

Natural gas production

In the second quarter of 2005, natural gas production rose 6% as compared to the second quarter of 2004. Non-associated gas production increased 21%, while associated gas production decreased 1% as compared to the second quarter of 2004. The increase in non-associated gas production was due to the incorporation of new development wells and infrastructure in the Burgos and the Veracruz basins. The decrease in associated gas was a result of the natural declination of production at the Abkatún-Pol-Chuc complex and water breakthrough in some wells at the Muspac complex.

PEMEX financial results report as of June 30, 2005	2/44
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PEMEX	Investor Relations

Gas flaring

In the second quarter of 2005, gas flaring represented 3.4% of total natural gas production. Natural gas flaring increased in absolute terms mainly due to maintenance work on the Akal J-4 platform in the Cantarell complex during April and May, 2005.

Table 3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Production of natural gas and gas flaring
	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
	(MMcfd)				(MMcfd)
Total	4,570	4,861	6%	290	4,564	4,751	4%	187
Associated	3,031	2,999	-1%	(31)	3,040	2,950	-3%	(90)
Non-associated	1,540	1,862	21%	322	1,524	1,801	18%	277

Natural gas flaring	157	166	6%	9	169	148	-12%	(21)
Gas flaring / total production	3.4%	3.4%			3.7%	3.1%

Note: Numbers may not total due to rounding.

Drilling activity

During the second quarter of 2005, the number of wells drilled increased by 26 wells compared to the second quarter of 2004.

In the second quarter of 2005, as compared to the second quarter of 2004, exploration drilling activity decreased by 5 wells; mainly as a result of mechanical incidents and to the completion and reclassification of exploratory wells to development wells.

In the second quarter of 2005, development drilling activity increased by 31 wells, as compared to the second quarter of 2004. This was due to:

•        Greater availability of drilling rigs at the Burgos, Veracruz and Tres Hermanos projects

•        Higher on-shore drilling activity, mainly at the Ogarrio-Magallanes, Delta del Grijalva and Jujo-Tecominoacán projects

•        Higher off-shore drilling activity, mainly at the Ixtal-Manik, Kanaab, Crudo Ligero Marino and Ku-Maloob-Zaap projects

PEMEX financial results report as of June 30, 2005	3/44
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PEMEX	Investor Relations

Table 4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Drilling activity and inventory of wells

	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
	(Number of wells)				(Number of wells)
Total drilling	195	221	13%	26	372	397	7%	25
Development	170	201	18%	31	322	356	11%	34
Exploration	25	20	-20%	(5)	50	41	-18%	(9)
Total operating wells(1)					5,292	5,797	10%	505
Injection					237	284	20%	47
Production					5,055	5,513	9%	458
Crude					2,989	3,085	3%	96
Non-associated gas					2,066	2,428	18%	362

(1) As of June 30, 2005.
Note: Numbers may not total due to rounding.

Seismic information

During the second quarter of 2005, 2D seismic increased 41% compared to the same quarter last year. This increase was mainly due to greater activity in the Burgos basin. 3D seismic decreased 61%, mainly as a result of several projects moving ahead to the analysis phase of the seismic information previously obtained.

New approved locations

During the second quarter of 2005, new approved locations decreased in 7 as compared to the second quarter of 2004. The decrease was mainly due to the advance of exploratory projects to subsequent phases of study and drilling.

Table 5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Seismic information

	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
Seismic
2D (Km.)	1,009	1,419	41%	409	5,880	2,707	-54%	(3,173)
3D (Km2)	6,708	2,597	-61%	(4,112)	13,849	5,735	-59%	(8,114)
New aproved locations (number)	26	19	-27%	(7)	39	33	-15%	(6)

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	4/44
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PEMEX	Investor Relations

Discoveries	Our main discoveries in the first semester of 2005 were:

Table 6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Main discoveries

Successful wells in
Project	1Q05	2Q05	Geologic age	Initial production	Type
Ku-Maloob-Zaap	Tson-1	—	Cretaceous Jurassic	3 Mbd 2.8 Mbd	Heavy crude oil (8.2° API) Heavy crude oil (9.0° API)
Abkatún-Pol-Chuc	—	Kach-1	Cretaceous	4.3 Mbd	Heavy crude oil (12.0° API)
Burgos	Fósil-1	—	Miocene	3 MMcfd	Non-associated natural gas
Poza Rica - Altamira	Mejillón-1	—	Cretaceous Cretaceous	0.6 Mbd 21 MMcfd	Condensates (57.0° API) Natural gas
Veracruz	—	Papán-1	Miocene	4.7 MMcfd	Non-associated natural gas
Cinco Presidentes	—	Tiumut-1	Miocene Miocene	0.3 Mbd 2.9 MMcfd	Condensates (47.9° API) Natural gas

PEMEX financial results report as of June 30, 2005	5/44
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PEMEX	Investor Relations

Cantarell Project

The Cantarell Complex was discovered in 1976 and began producing in June 1979. Originally, the Cantarell Complex was composed by the Akal, Chac, Kutz and Nohoch fields. The initial production of these fields averaged 32 Mbd per well. The high productivity was due to:

•        The original hydrocarbons volume in place (35,125 million barrels of crude oil)

•        The initial reservoir pressure of 270 kilograms per square centimeter

•        The ease to produce hydrocarbons from the wells

Between 1981 and 1996, the production of the Cantarell Complex increased until stabilizing at approximately 1,000 Mbd. In 1997, geological studies permitted to identify the technical and economical opportunity to increase the production, therefore capturing the economical value of the hydrocarbons reserve.

As a consequence, in 1997 the Cantarell Project was created with the purpose of boosting crude oil production beyond 2,000 Mbd. Nowadays, the fields that compose the Cantarell Project are Akal, Chac, Kutz, Nohoch, Sihil and Ixtoc. The most important elements of the Cantarell Project have been:

•        The drilling of additional wells

•        The construction of platforms

•        The installation of pipelines

•        A floating storage and off-loading crude oil tanker

•        The injection of 1,200 MMcfd of nitrogen in the upper part of the reservoir in order to maintain the pressure and avoid the declination in the production of the wells

In the last three years, the variations registered in the production of the fields that compose the Cantarell Project are based on operating reasons such as maintenance works.

For the second quarter of 2005, heavy crude oil production of the Cantarell Project was 2,080 Mbd and for the second quarter of 2004 production was 2,144 Mbd. The difference of 64 Mbd is the result of operating causes and this reduction is not an indicator of a decrease in the production capacity of the Cantarell Project.

For 2006, heavy crude oil production is expected to be around 1,975 Mbd. Considering light crude oil production this estimation increases to 1,990 Mbd. For the second half of 2006, the production forecast decreases as a result of shut-in wells due to the advance of the gas-oil contact in the Akal field. In order to off-set the decrease in production, new wells are being drilled and well workovers are being implemented.

PEMEX’s challenge is to maintain the production levels of the Cantarell Project close to 2,000 Mbd. Nevertheless, PEMEX expects that the shut-in of wells in the Akal field will reduce heavy crude oil production in about 70 Mbd, descending from 2,046 Mbd in 2005 to 1,976 Mbd in 2006. Yet, in 2006, the expected increase in production of other projects will allow to step up total crude oil production by 80 Mbd compared to 2005. This increase in production will mainly come from the Ku, Sinán, May, Bolontikú and Misón fields.

PEMEX financial results report as of June 30, 2005	6/44
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PEMEX	Investor Relations

Figure 1

Figure 2

PEMEX financial results report as of June 30, 2005	7/44
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PEMEX	Investor Relations

Gas and basic petrochemicals

Gas processing and dry gas production

PEMEX’s total natural gas process only considers the completed at the gas processing centers inland and does not include the process at the off-shore gas treatment facility within Akal-C, in Cantarell.

During the second quarter of 2005, total natural gas processing fell 2% due to a decrease in sour wet gas processing at the on-shore gas processing centers. This decrease was primarily due to a higher process of natural gas at the off-shore gas treatment facility within Akal-C, in the Cantarell complex. The natural gas processed off-shore is re-injected into the wells in order to improve production.

Sweet wet gas processing rose 24% due to the steady operation of the two modular cryogenic plants in the Burgos Gas Processing Center, which started operating in March and May, 2004.

Dry gas production averaged 3,174 MMcfd, similar to the production registered in the second quarter of 2004.

Natural gas liquids production fell 3% as a result of a lower supply of associated natural gas.

Cryogenic plants in Burgos GPC

The constructions of the modular cryogenic plants 3 and 4, at the Burgos Gas Processing Center, are proceeding in schedule and are expected to start operations before the fourth quarter of 2006.

Similar to the modular cryogenic plants 1 and 2, which started operations in 2004, the plants 3 and 4, will have a processing capacity of 200 MMcfd of sweet wet gas.

Table 7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Natural gas process and dry gas production
	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
	(MMcfd)				(MMcfd)
Total process	4,016	3,954	-2%	(62)	3,940	3,944	0%	3
Sour wet gas	3,426	3,225	-6%	(200)	3,410	3,212	-6%	(197)
Sweet wet gas	590	729	24%	139	531	731	38%	201

Production
Dry gas	3,172	3,174	0%	2	3,121	3,160	1%	39
Natural gas liquids (Mbd)(1)	457	445	-3%	(12)	448	437	-2%	(11)

(1) Includes condensates. Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	8/44
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PEMEX	Investor Relations

Refining

Processing

During the second quarter of 2005, heavy crude oil processing decreased 2%, while light crude oil processing decreased 5%, as compared to the second quarter of 2004. As a result, total crude oil processing fell 4% due to scheduled plant maintenance, mechanical failures and high products inventories.

Table 8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Crude oil process

	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
	(Mbd)				(Mbd)
Total process	1,349	1,299	-4%	(50)	1,331	1,308	-2%	(24)
Heavy Currents	556	543	-2%	(12)	539	548	2%	9
Light Currents	794	756	-5%	(38)	793	760	-4%	(33)

Note: Numbers may not total due to rounding.

Production	As a consequence of the factors mentioned above, gasoline, fuel oil and diesel production decreased 8%, 5% and 6%, respectively, as compared to the second quarter of 2004.

Table 9
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Refining production

	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
	(Mbd)				(Mbd)
Total production	1,638	1,559	-5%	(79)	1,615	1,576	-2%	(39)
Gasolines	486	447	-8%	(39)	471	464	-2%	(7)
Fuel oil	378	359	-5%	(19)	381	358	-6%	(24)
Diesel	335	315	-6%	(20)	330	318	-4%	(12)
Liquefied petroleum gas (LPG)	261	255	-2%	(6)	256	253	-1%	(4)
Jet Fuel	62	61	-1%	(0)	65	64	-1%	(1)
Other(1)	117	122	4%	5	111	120	7%	8

(1) Includes mainly parafines, furfural extract and aeroflex. Note: Numbers may not total due to rounding.

Refining margin

In the second quarter of 2005, Mexico’s refining margin increased 46% to US$5.04 per barrel from US$3.46 per barrel in the second quarter of 2004. This increase is mainly a result of higher prices for refined products during the first quarter of 2005, as compared to the first quarter of 2004.

Franchises	The number of franchised gas stations rose 8% to 6,940 as of June 30, 2005, from 6,437 as of June 30, 2004.

PEMEX financial results report as of June 30, 2005	9/44
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PEMEX	Investor Relations

Petrochemicals

Petrochemicals production

Total petrochemicals production for the second quarter of 2005 was 2,704 thousand tons (Mt) which is similar to that of the second quarter of 2004. Notwithstanding, there were production increases in ethane derivatives and certain aromatics.

In the first semester of 2005, the vinyl chloride plant at La Cangrejera Petrochemical Complex in Coatzacoalcos, Veracruz restarted operations.

Table 10
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Production of petrochemicals

	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
	(Mt)				(Mt)
Total production	2,705	2,704	0%	(1)	5,254	5,360	2%	106
Methane derivatives
Ammonia	129	130	0%	0	283	270	-5%	(14)
Ethane derivatives
Vinyl chloride	27	38	41%	11	28	51	85%	24
Ethylene	272	276	1%	4	511	552	8%	41
Ethylene oxide	72	89	24%	17	155	182	17%	26
Aromatics and derivatives
Benzene	37	46	24%	9	62	84	36%	22
Toluene	58	67	16%	9	111	127	14%	16
Ethyl benzene	46	28	-39%	(18)	84	70	-17%	(14)
Propylene and derivatives
Polypropylene	104	94	-9%	(10)	204	186	-9%	(18)
Low density polypropylene	75	73	-2%	(2)	130	136	5%	7
High density polypropylene	41	39	-5%	(2)	89	85	-5%	(4)

Others(1)	1,844	1,824	-1%	(20)	3,598	3,618	1%	20

(1) Includes glycols, heavy reformed, oxygen, hydrogen, nitrogen, clorhidric acid, muriatic acid, hexane, heptanes and others. Note: Numbers may not total due to rounding.

New petrochemical plant

During the first quarter of 2006, PEMEX expects to start operations of a “swing” plant at the Morelos Petrochemical Complex in Coatzacoalcos, Veracruz. The plant will have a production capacity of 300 Mt per year of either low-density linear polyethylene (LDLPE) or high density polyethylene (HDPE). Total investment is expected to be Ps. 1.1 billion (US$0.1 billion).

Fénix project

Proposals for the ethylene, polyethylene and propylene plants are currently being evaluated. Once PEMEX, the Ministry of Finance, the Ministry of Energy and the private sector firms involved in the project conclude this evaluation, the final decision will be published.

PEMEX financial results report as of June 30, 2005	10/44
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PEMEX	Investor Relations

International trade2

Crude oil exports

In the second quarter of 2005, PEMEX’s crude oil exports averaged 1,806 Mbd, 3% lower than the volume registered during the second quarter of 2004. Approximately 86% of the total crude oil exports were heavy crude oil (Maya) and the rest consisted of light and extra-light crude oil (Isthmus and Olmeca).

82% of the total crude oil exports were delivered to the United States, while the remaining 18% were distributed among Europe (11%) and the rest of America (7%).

The weighted average export price of the Mexican crude oil basket for the second quarter of 2005 was US$41.19 per barrel, as compared to US$30.23 per barrel in the second quarter of 2004.

Refined products and petrochemicals exports

In the second quarter of 2005, exports of refined products averaged 191 Mbd, 19% higher than those in the same period of 2004. This was primarily due to higher availability of long residue, light cycle oil, diesel, heavy naphtha and butane. Light cycle oil and butane had not been traded recently. The diesel exported to Central America registered a significant growth.

Petrochemical exports increased 22%, or 47 Mt, totaling 261 Mt. This increase was attributed to the greater availability of monoethyleneglycol (MEG), ethylene, diethylenglycol, toluene and benzene. During the second quarter of 2004, diethyleneglycol, toluene and benzene were not exported.

Table 11
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Exports(1)

	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
Crude oil exports (Mbd)(2)
Total	1,861	1,806	-3%	(54)	1,837	1,831	0%	(6)
Heavy	1,648	1,549	-6%	(100)	1,613	1,581	-2%	(32)
Light	5	41	656%	36	5	31	467%	26
Extra-light	207	216	4%	9	219	219	0%	(0)
Average price (US$/b)	30.23	41.19	36%	11	28.52	37.89	33%	9
Refined products (Mbd)	160	191	19%	30	169	181	7%	12
Petrochemicals (Mt)	214	261	22%	47	469	480	2%	11

(1) Source: PMI. Does not consider third party operations by PMI.
(2) Excludes the volume of crude oil under processing agreements.
Note: Numbers may not total due to rounding.

______________

[2] Source: PMI.
PEMEX financial results report as of June 30, 2005	11/44
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Imports

In the second quarter of 2005, natural gas imports averaged 499 MMcfd, 25% less than the imports registered during the second quarter of 2004. Imports decreased due to an increase in PEMEX’s production.

In the second quarter of 2005, imports of refined products increased 29%, from 278 Mbd in the second quarter of 2004 to 358 Mbd in the same period of 2005. The increase was a result of higher demand for regular gasoline and fuel oil. Regular gasoline imports were mostly transported by tankers, and the increase in fuel oil demand resulted primarily from CFE.

In the second quarter of 2005, petrochemicals imports decreased 8%, as compared to the second quarter of 2004, to 61 Mt, due to a reduction in isobutene imports. The isobutene is used as an input in the alkylation plants in the Cadereyta refinery which are currently under maintenance works.

Table 12
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Imports(1)

	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
Natural gas (MMcfd)	663	499	-25%	(165)	701	594	-15%	(106)
Refined products (Mbd)(2)	278	358	29%	80	287	364	27%	77
Petrochemicals (Mt)	66	61	-8%	(5)	112	148	33%	36

(1) Source: PMI except natural gas imports. Does not consider third party operations by PMI.

(2) Includes the volume of imported products under processing agreements: 64 Mbd and 47 Mbd of LPG for the second quarter of 2004 and 2005, respectively; and 83 Mbd and 63 Mbd of LPG for the first six months of 2004 and 2005, respectively.

Note: Numbers may not total due to rounding.

Financial results as of June 30, 2005

Total sales

Total sales

During the second quarter of 2005 total sales (including the special tax on production and services, or IEPS) increased 14% in constant pesos to Ps. 221.3 billion (US$20.5 billion), as compared to Ps. 194.6 billion in the second quarter of 2004.

PEMEX financial results report as of June 30, 2005	12/44
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PEMEX	Investor Relations

Domestic sales

Domestic sales, including IEPS, increased 8% to Ps. 119.5 billion (US$11.1 billion) during the second quarter of 2005, from Ps. 111.0 billion during the same period of 2004. Domestic sales, net of IEPS, increased 19% to Ps. 115.6 billion (US$10.7 billion) during the second quarter of 2005, from Ps. 96.8 billion during the same period of 2004. The increase in total domestic sales was attributable to the following:

•        Natural gas sales decreased 0.3% to Ps. 17.8 billion (US$1.7 billion) from Ps. 17.9 billion. Natural gas sales volume decreased 1% to 2,666 MMcfd from 2,700 MMcfd. The average sales price of natural gas for the second quarter of 2004 was US$6.58 per million British Thermal Units (MMBtu), as compared to US$6.65 per MMBtu for the same period of 2005

•        Sales of refined products, net of IEPS, grew 24% to Ps. 92.7 billion (US$8.6 billion) from Ps. 74.6 billion. Refined products sales volume increased 5% to 1,785 Mbd, from 1,702 Mbd. The IEPS generated by these sales decreased 73% to Ps. 3.9 billion (US$0.4 billion) from Ps. 14.2 billion. Sales of refined products, including IEPS, increased 9% to Ps. 96.6 billion (US$9.0 billion) from Ps. 88.8 billion

•        Petrochemical sales increased 16% to Ps. 5.0 billion (US$0.5 billion) from Ps. 4.3 billion. Petrochemicals sales volume grew 3% to 917 Mt from 889 Mt

Table 13
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Domestic sales
	Second quarter (April - June)					Six months ending June 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Domestic sales including IEPS	111,045	119,467	8%	8,422	11,087	217,248	232,970	7%	15,722	21,621
Domestic sales without IEPS	96,830	115,563	19%	18,733	10,725	182,341	217,525	19%	35,184	20,188
Natural gas	17,878	17,833	-0.3%	(46)	1,655	34,058	34,981	3%	923	3,246
Refined products including IEPS	88,842	96,633	9%	7,791	8,968	175,022	187,563	7%	12,541	17,407
Refined products	74,626	92,729	24%	18,103	8,606	140,115	172,118	23%	32,003	15,974
IEPS	14,215	3,904	-73%	(10,312)	362	34,907	15,445	-56%	(19,462)	1,433
Petrochemical products	4,325	5,001	16%	676	464	8,168	10,426	28%	2,258	968

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	13/44
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Table 14
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Domestic sales(1)
	Second quarter (April - June)				Six months ending June 30,
	2004	2005	Change		2004	2005	Change
Natural gas (MMcfd)	2,700	2,666	-1%	(34)	2,728	2,721	0%	(7)
Refined products (Mbd)	1,702	1,785	5%	82	1,706	1,767	4%	61
Gasoline	632	665	5%	33	624	658	5%	33
Other(1)	1,071	1,120	5%	49	1,082	1,110	3%	28
Petrochemicals (Mt)	889	917	3%	28	1,722	1,863	8%	141

(1) Includes: 313 Mbd and 298 Mbd of LPG for the second quarter of 2004 and 2005, respectively. And 330 Mbd and 314 Mbd of LPG for the first six months of 2004 and 2005, respectively.
Note: Numbers may not total due to rounding.

Exports

Export sales totaled Ps. 101.8 billion (US$9.4 billion), 22% higher than the Ps. 83.6 billion registered in the second quarter of 2004, and were distributed as follows:

•       Crude oil and condensates export sales increased 19% to Ps. 90.6 billion (US$8.4 billion) from Ps. 76.1 billion. Crude oil exports volume fell 3% to 1,806 Mbd from 1,861 Mbd

•       Refined products export sales rose 50% to Ps. 10.1 billion (US$0.9 billion) from Ps. 6.7 billion. Refined products exports volume grew 19% to 191 Mbd from 160 Mbd

•       Petrochemical products export sales increased 48% to Ps. 1.1 billion (US$0.1 billion) from Ps. 0.8 billion. Petrochemical products exports volume increased 22% to 261 Mt from 214 Mt

Table 15
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Exports
	Second quarter (April - June)					Six months ending June 30,
	2004	2005	Change		2005	2004	2005	Change		Variación
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total exports	83,557	101,806	22%	18,249	9,448	149,442	184,022	23%	34,580	17,078
Crude oil and condensates	76,062	90,607	19%	14,545	8,409	134,603	164,507	22%	29,904	15,267
Refined products	6,739	10,082	50%	3,343	936	13,474	17,187	28%	3,713	1,595
Petrochemical products	756	1,117	48%	361	104	1,365	2,327	71%	962	216

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	14/44
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Costs and operating expenses

Costs and expenses grew 32%

Costs and operating expenses increased 32% as compared to the second quarter of 2004, reaching Ps. 94.4 billion (US$8.8 billion). The Ps. 23.0 billion growth was mainly due to the increase in the cost of sales.

Cost of sales	Cost of sales increased 36%, or Ps. 20.9 billion, to Ps. 78.7 billion (US$7.3 billion). The increase is composed of the following changes:
• A Ps. 6.2 billion increase in imports of products • A Ps. 2.8 billion increase in depreciation and amortization expenses • A Ps. 3.1 billion increase in operational maintenance
Transportation and distribution expenses	Transportation and distribution expenses decreased 0.5% to Ps. 4.62 billion (US$0.4 billion) in the second quarter of 2005, from Ps. 4.64 billion in the second quarter of 2004.
Administrative expenses	Administrative expenses increased 23% to Ps. 11.2 billion (US$1.0 billion) in the second quarter of 2005, from Ps. 9.1 billion in the same period of 2004.
Cost of the reserve for retirement payments

The cost of the reserve for retirement payments, pensions and indemnities increased 31% to Ps. 14.5 billion (US$1.4 billion) in the second quarter of 2005 from Ps. 11.1 billion in the comparable period of 2004. This cost is distributed among cost of sales, transportation and distribution expenses and administrative expenses. The increase in the cost of the reserve for retirement payments results not only from the natural evolution of the reserve but also from the incorporation of medical services into the reserve as a result of adopting Mexican GAAP Bulletin D-3 “Labor Obligations”.

Operating income
Operating income	Operating income in the second quarter of 2005 totaled Ps. 126.8 billion (US$11.8 billion), 3% higher than the comparable figure for the second quarter of 2004 of Ps. 123.1 billion.
Excluding IEPS, operating income grew 13%, or Ps. 14.0 billion, to Ps. 122.9 billion (US$11.4 billion) in the second quarter of 2005 from Ps. 108.9 billion in the same period of 2004.

PEMEX financial results report as of June 30, 2005	15/44
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Comprehensive financing cost

Decrease of comprehensive financing cost

Comprehensive financing cost decreased by Ps. 23.6 billion, to Ps. (8.8) billion (US$(0.8) billion) in the second quarter of 2005 from Ps. 14.8 billion in the second quarter of 2004. This reduction was caused by:

•        An increase of Ps. 0.3 billion in net interest expense

•        A decrease of Ps. 24.5 billion in net foreign exchange loss

•        A decrease of Ps. 0.7 billion in the monetary position gain

Net interest expense

Net interest expense increased 6% to Ps. 5.1 billion (US$0.5 billion) in the second quarter of 2005, from Ps. 4.8 billion in the same period of 2004.

Interest expense increased Ps. 5.5 billion, while interest income increased Ps. 5.2 billion.

Foreign exchange gain	Net foreign exchange gain totaled Ps. 13.1 billion (US$1.2 billion) in the second quarter of 2005 as compared to a net foreign exchange loss of Ps. 11.4 billion in the second quarter of 2004.
Monetary gain

Monetary gain for the second quarter of 2005 was Ps. 0.8 billion (US$0.1 billion), representing a 47% decrease from the monetary gain of the same period of 2004.

Even though there was a 0.09% deflation in the second quarter of 2004, the 0.35% deflation registered during the second quarter of 2005 caused a reduction in the monetary gain.

Table 16
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Comprehensive financing cost
	Second quarter (April - June)					Six months ending June 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Comprehensive financing cost	14,787	(8,769)	-159%	(23,556)	(814)	18,626	(5,317)	-129%	(23,944)	(493)
Interest income	(5,246)	(10,438)	99%	(5,191)	(969)	(6,797)	(12,578)	85%	(5,782)	(1,167)
Interest expense	10,077	15,567	54%	5,490	1,445	16,651	26,133	57%	9,483	2,425
Foreign exchange loss (gain)	11,416	(13,128)	-215%	(24,544)	(1,218)	13,923	(16,090)	-216%	(30,013)	(1,493)
Monetary loss (gain)	(1,460)	(771)	-47%	689	(72)	(5,151)	(2,782)	-46%	2,368	(258)

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	16/44
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Other revenues

Other net revenues

During the second quarter of 2005, other net revenues increased 127% to Ps. 2.8 billion (US$0.3 billion). The corresponding figure for the second quarter of 2004 was a net expense of Ps. 10.3 billion.

The increase was mainly due to the recognition of Ps. 13.2 billion as impairment of fixed assets during the second quarter of 2004 which was not observed on the comparable period of 2005.

The impairment of fixed assets was done in accordance to the Accounting Bulletin C-15 “Impairment on the Value of Fixed Assets and Disposal” which pretends to reflect in the net income the difference between the value of the asset registered and the present value of the expected future flows associated to the asset.

Income before taxes and duties

Income before taxes

Income before taxes and duties for the second quarter of 2005 was Ps. 138.4 billion (US$12.8 billion), 41% higher than the Ps. 98.0 billion observed in same period of 2004. The increase is principally the result of:

•        An increase of Ps. 13.1 billion in other net revenues

•        A reduction of Ps. 23.6 billion in comprehensive financing cost

PEMEX financial results report as of June 30, 2005	17/44
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Taxes and duties

16% increase

Petróleos Mexicanos and its subsidiary entities pay taxes and duties equivalent to 60.8% of total sales[3]. This includes the special tax on production and services (IEPS) that applies to gasoline.

From the second quarter of 2004, as compared to the same period of 2005, taxes and duties paid increased 16%, from Ps. 117.7 billion to Ps. 136.4 billion (US$12.7 billion).

IEPS

IEPS is paid by the end consumer of gasoline and PEMEX is an intermediary between the Ministry of Finance (SHCP) and the end consumer. The Ministry of Finance determines the retail price of gasoline. Recently, gasoline prices have remained nearly unchanged because changes are linked to increases in the consumer price index. When PEMEX sells gasoline, it collects an amount based on an estimate of its production cost, assuming efficient refinery operation. The difference between the retail price and the cost that PEMEX collects is primarily IEPS.

Therefore, when the crude oil price and the production cost of gasoline are high, the IEPS decreases. The converse is true when crude oil prices are low.

For the second quarter of 2004, the weighted average crude oil export price was US$30.23 per barrel. For the same period of 2005, this price increased 36%, reaching US$41.19 per barrel. For the second quarter of 2004, IEPS totaled Ps. 14.2 billion (US$1.3 billion), and for the second quarter of 2005, it totaled Ps. 3.9 billion (US$0.4 billion).

Excess gains duty

In 2005, the excess gains duty replaced the prior duty for exploration, gas, refining and petrochemicals infrastructure (duty for infrastructure or AOI). The excess gains duty is equal to 39.2% of the revenues from crude oil export sales in excess of the threshold prince set by the Mexican Government of US$23.00 per barrel. For 2005, the proceeds of this duty paid in excess of US$27.00 per barrel will be allocated as follows:

•        50% to the investment in infrastructure in exploration, production, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities undertake

•        50% to programs and investment projects in infrastructure of the Federal States of the Mexican Republic

During the second quarter of 2005, the excess gains duty paid by PEMEX totaled Ps. 13.6 billion (US$1.3 billion) while in the same quarter of 2004, the duty for infrastructure totaled Ps. 8.3 billion (US$0.8 billion).

On May 13, 2005, PEMEX received Ps. 0.7 billion (US$0.06 billion) as an advance of the reimbursement of the excess gains duty corresponding to the second quarter of 2005. PEMEX expects to receive Ps. 3.92 billion (US$0.36 billion) as an advance of the reimbursement of the excess gains duty corresponding to the first semester of 2005. Likewise, PEMEX expects that the total reimbursement of the excess gains duty corresponding to 2005 will be Ps. 14.8 billion (US$1.4 billion).

______________

3 PEMEX’s subsidiary companies that are located in México pay corporate income tax on the same basis as private sector companies in México.

PEMEX financial results report as of June 30, 2005	18/44
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Table 17
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Taxes and duties

	Second quarter (April - June)					Six months ending June 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)

Total taxes and duties	117,701	136,447	16%	18,746	12,663	222,853	256,204	15%	33,351	23,777
Hydrocarbon extraction
duties and other	95,176	118,976	25%	23,800	11,042	174,834	219,525	26%	44,691	20,373

Special Tax on Production
and Services (IEPS)	14,215	3,904	-73%	(10,312)	362	34,907	15,445	-56%	(19,462)	1,433

Excess gains duty(1)	8,310	13,567	63%	5,258	1,259	13,113	21,234	62%	8,122	1,971

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

(1) For 2004, amount represents the duty for infrastructure.

Note: Numbers may not total due to rounding.

Net income

Net income of Ps. 1.9 billion

In the second quarter of 2005, PEMEX recorded a net income of Ps. 1.9 billion (US$0.2 billion), compared to a net loss of Ps. 30.2 billion in the comparable period of 2004. The Ps. 32.1 billion increase in the net income is explained by:

•        An increase of Ps. 3.7 billion in operating income

•        An income of Ps. 23.6 billion in the comprehensive financing cost

•        An increase of Ps. 13.1 billion in other revenues

•        An increase of Ps. 18.7 in taxes and duties

•        An increase of Ps. 10.5 resulting form the cumulative effect due to the adoption of new accounting standards. During the second quarter of 2004, the initial effect corresponding to the incorporation of medical services to the reserve for retirement payments, pensions and seniority premiums, in accordance to Bulletin D-3 “Labor Obligations”, was Ps. 8.5 billion; while in the second quarter of 2005 this effect was non-existent. Likewise, during the second quarter of 2004, the initial effect due to the implementation of Bulletin C-15 “Impairment on the Value of Fixed Assets and Disposals”, was Ps. 2 billion whereas in the second quarter of 2005 this effect was also non-existent

EBITDA

EBITDA increased 28%

EBITDA increased 28% to Ps. 153.2 billion (US$14.2 billion) in the second quarter of 2005 from Ps. 119.9 billion in the comparable period of 2004. EBITDA is reconciled to net income as shown in the following table:

PEMEX financial results report as of June 30, 2005	19/44
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Table 18
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies EBITDA reconciliation
		Second quarter (April - June)					Six months ending June 30,
		2004	2005	Change		2005	2004	2005	Change		2005
		(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Net income (loss)		(30,229)	1,907		32,135	177	(31,265)	7,045		38,310	654
+	Taxes and duties	117,701	136,447	16%	18,746	12,663	222,853	256,204	15%	33,351	23,777
-	Special Tax on Production and Services (IEPS)	14,215	3,904	-73%	(10,312)	362	34,907	15,445	-56%	(19,462)	1,433
+	Comprehensive financing cost	14,787	(8,769)		(23,556)	(814)	18,626	(5,317)		(23,944)	(493)
+	Depreciation and amortization	10,171	12,943	27%	2,772	1,201	20,561	24,043	17%	3,482	2,231
+	Cost of the reserve for retirement payments	11,137	14,538	31%	3,401	1,349	22,222	28,140	27%	5,918	2,612
-	Cummulative effect due to the adoption of new accounting standards	(10,544)	3		10,547	0.3	(10,544)	4,429		14,973	411
EBITDA		119,896	153,159	28%	33,263	14,214	228,635	290,241	27%	61,606	26,936

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

Note: Numbers may not total due to rounding.

Total assets

Total assets increased 6%

As of June 30, 2005, total assets were Ps. 986.3 billion (US$91.5 billion), representing a 6%, or Ps. 53.0 billion increase, as compared to total assets as of June 30, 2004.

•        Cash and cash equivalents increased 22%, or Ps. 21.3 billion

•        Accounts receivable increased 28%, or Ps. 20.9 billion

•        Valuation of inventories increased 31%, or Ps. 10.4 billion, as a result of higher hydrocarbon prices

•        Financial derivative instruments increased Ps. 7.6 billion

•        Properties and equipment increased 7%, or Ps. 40.4 billion, reflecting new investments

•        Other assets decreased 30%, or Ps. 47.5 billion, mainly as a result of the application of the new Bulletin D-3 “Labor Obligations” that separates pensions from benefits and no longer requires a minimal reserve for benefits in the reserve for retirement payments, pensions and seniority premiums

PEMEX financial results report as of June 30, 2005	20/44
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Total liabilities

Liabilities increased 4%

Total liabilities increased 4% to Ps. 960.6 billion (US$89.2 billion), compared to June 30, 2004.

•        Short-term liabilities increased 6%, or Ps. 9.1 billion, to Ps. 136.8 billion (US$12.7 billion), primarily as a result of the increase in taxes payable and financial derivative instruments

•        Long-term liabilities increased 6%, or Ps. 44.8 billion (US$4.2 billion), to Ps. 823.8 billion (US$76.5 billion), due to the increase in long-term documented debt

Total debt is discussed at greater length under “Financing Activities”.

Reserve for retirement payments

The reserve for retirement payments, pensions and seniority premiums decreased 1% to Ps. 328.6 billion (US$30.5 billion) from Ps. 332.8 billion as of June 30, 2004. The Ps. 4.1 billion increase resulted from:

•        A decrease of Ps. 43.2 billion due to a change in accounting standard in accordance with Bulletin D-3 “Labor Obligations” that separates pensions and benefits and no longer requires a minimal reserve for retirements benefits

•        An increase of Ps. 13.3 billion due to a decrease of one year in the funding period

•        An increase of Ps. 11.2 billion due to the difference between the realized and the expected wages’ negotiation

•        An increase of Ps. 6.6 billion due to a decrease in the pension fund

•        An increase of Ps. 4.2 billion due to one more year of payroll seniority

•        An increase of Ps. 3.8 billion due to changes in actuarial assumptions

PEMEX financial results report as of June 30, 2005	21/44
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Equity

Increase of 208%

As of June 30, 2005, PEMEX’s equity increased 208%, or Ps. 17.3 billion, to Ps. 25.7 billion (US$2.4 billion), from Ps. 8.3 billion as of June 30, 2004. The increase in equity was due to:

•        An offsetting effect of Ps. 33.9 billion due to the capitalization of the duty for infrastructure recorded in 2004

•        A decrease of Ps. 7.0 billion attributable to the excess of the threshold affecting the intangible asset associated with the reserve for retirement payments, pensions and seniority premiums

•        A decrease of Ps. 7.6 billion due to the restatement of equity

•        A decrease of Ps. 3.4 billion due to the application of the Bulletin C-10 “Derivative Financial Instruments and Hedge Operations”

•        An increase of Ps. 1.4 billion in cumulative net losses

Results by segment

Sales	Total sales of each subsidiary entity increased from the second quarter of 2004, as compared to the second quarter of 2005.
Operating loss

The operating loss of Pemex Refining totaled Ps. 3.4 billion (US$0.3 billion), Ps. 23.6 billion lower as compared to the second quarter of 2004.

The operating loss of Pemex Petrochemicals totaled Ps. 4.7 billion (US$0.4 billion), Ps. 3.4 billion lower as compared to the second quarter of 2004.

Changes in financial position

Funds provided by operating activities

During the second quarter of 2005, funds provided by operating activities totaled Ps. 55.6 billion (US$5.2 billion). The increase of Ps. 36.9 billion over the funds provided by operating activities in the second quarter in 2004 is primarily due to the increase in net income and in accounts receivable.

Funds used in investing activities

During the second quarter of 2005, funds used in investing activities increased to Ps. 37.0 billion (US$3.4 billion) as a result of an increase in fixed assets.

The main difference between realized capital expenditure and the increase in fixed assets is due to maintenance expenditures.

PEMEX financial results report as of June 30, 2005	22/44
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Considerations for 2004

In the audited statement of changes in financial position as of December 31, 2004, the resources generated by the contribution of the Federal Government by the reimbursement of the duty for infrastructure of Ps. 32.7 billion (US$3.0 billion) and deposited by PEMEX in a Trust (Banco Santander Serfin, S.A. Comisión Mercantil), were considered as funds used in operating activities. If that amount were considered as funds used by financing activities, the funds provided by operating activities would increase from Ps. 6 billion to Ps. 38.7 billion; reflecting an increase of Ps. 20.7 billion in the funds provided by operating activities form 2003 to 2004.

Change in functional currency

Change in the functional currency of the Master Trust

As part of the revision to the reconciliation of PEMEX’s financial statements in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) to United States Generally Accepted Accounting Principles (U.S. GAAP), PEMEX jointly with the external auditor determined that the functional currency of the Pemex Project Funding Master Trust (Master Trust) for financial derivatives was the U.S. Dollar. This criterion impacts both financial derivatives classified as “hedging” and those classified as “speculative” as well as its accounting.

The aforementioned criterion had been applied consistently until December 31, 2003. Nonetheless, for the purpose of filing the U.S. GAAP reconciliation contained in its annual report on Form 20-F with the U.S. Securities and Exchange Commission (SEC), for the fiscal year ended December 31, 2004, the external auditor recommended that the functional currency of the Master Trust should be the Mexican Peso. This change had an effect of US$0.8 billion on the reconciliation of net income to U.S. GAAP as of December 31, 2004.

The basis for this change is paragraph 6 in Statement FAS 52 “Foreign Currency Translation” which establishes that the parent company’s currency generally would be the functional currency for foreign operations that are a direct and integral component or extension of the parent company’s operations.

The U.S. Dollar remains as the Master Trust functional currency for financial information under Mexican GAAP. However, it may be the case that the financial statements as of September 30, 2005 will reflect the cumulative effect due to the recognition of the Mexican Peso as the functional currency starting January 1, 2005. This would be based on Bulletin C-10 “Derivative Financial Instruments and Hedge Operations”, in effect since January 1, 2005.

PEMEX financial results report as of June 30, 2005	23/44
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Financing activities

Financing activities

Funds raised year to date

Year to date, US$7.1 billion were raised as follows:

•       US$1.7 billion in foreign capital markets

•       US$2.9 billion in the Mexican capital market

•       US$2 billion in bank loans

•       US$0.5 billion from export credit agencies (ECA’s)

Approximately 59% of this amount has been raised in the international markets, and the rest was raised in the Mexican market.

Financing program for the remainder of 2005

For the rest of 2005, PEMEX plans to raise an additional US$1.5 billion, to be allocated as follows:

•       US$0.8 billion in foreign capital markets

•       US$0.5 billion from export credit agencies (ECA’s)

•       US$0.2 billion in bank loans

During the fourth quarter of 2005 and depending on market conditions, PEMEX may partially pre-fund its financing program for 2006.

PEMEX financial results report as of June 30, 2005	24/44
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Capital markets

Master Trust

During 2005, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings:

•        On February 24, 2005, it issued EUR1.0 billion of its 5.5% notes due 2025

•        On March 22, 2005, it entered into a syndicated credit facility of US$4.3 billion divided into two tranches:

–       US$2.2 billion maturing on 2010 bearing an interest rate of LIBOR plus 50 basis points

–       US$2.1 billion maturing on 2012 bearing an interest rate of LIBOR plus 65 basis points

–       Of the US$4.3 billion obtained in this credit facility, US$2.2 billion were used to refinance current syndicated credit facilities and the rest was used to finance this year’s capital expenditures.

•        On June 8, 2005, it issued US$ 1.5 billion notes divided in two tranches:

–       US$1.0 billion maturing on 2015 with a 5.57% coupon

–       US$0.5 billion maturing 2035 with a 6.625% coupon

•        On July 18, 2005, PEMEX amended its US$1.25 billion revolving syndicated credit facility originally signed in June 2004. The amendment involved:

–       A reduction of the interest rate margins over LIBOR payable

–       A reduction of the engagement fee

–       A one year extension of the maturity of the facility

F/163

During 2005, the Trust F/163, a Mexico City trust controlled by, and whose debt is guaranteed by PEMEX, entered into the following financings

•        On December 23, 2004, it issued in the Mexican market notes denominated in Unidades de Inversión (Units of Investment or UDI’s) equivalent to Ps. 5.0 billion. The notes issued are zero-coupon with a 9.01% interest rate and a 15 year maturity

•        On February 1, 2005, it reopened the UDI’s issuance for an amount equivalent to Ps. 6 billion with a 9.07% interest rate and a 15 year maturity

•        On February 11, 2005, it issued in the Mexican market notes for Ps.15 billion. The issuance was done in two tranches:

–       Ps. 7.5 billion, with a floating interest rate equal to 91 days CETES plus 51 basis points, due in 2010

–       Ps. 7.5 billion, with a floating interest rate equal to 182 days CETES plus 57 basis points, due in 2013

•        On May 13, 2005, it reopened the February 2005 issuance for Ps.10 billion, divided in two tranches:

–       Ps. 5.013 billion, with a floating interest rate equal to 91 days CETES plus 49 basis points, due in 2010

–       Ps. 4.987 billion, with a floating interest rate equal to 182 days CETES plus 55 basis points, due in 2013

•        On July 29, 2005, it issued in the Mexican market notes for Ps. 5 billion with a 9.91% fixed interest rate and a 10 maturity

PEMEX financial results report as of June 30, 2005	25/44
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Pemex Finance

On June 27, 2005, Pemex Finance, Ltd. redeemed the following series of its outstanding notes which are financially guaranteed by an insurance policy and therefore are rated AAA:

The notes selected for redemption are traded in the secondary market at return rates similar to those of the bonds that are not financially guaranteed by an insurance policy, and that are issued by other PEMEX financing vehicles. The approximate principal amount of the redeemed notes is US$994 million:

•        US$194 million principal amount of 6.50% notes due 2008

•        US$400 million principal amount of 6.30% notes due 2010

•        US$250 million principal amount of 7.33% notes due 2012

•        US$150 million principal amount of 7.80% notes due 2013

The notes were redeemed at a price equal to the principal amount thereof plus accrued interest thereon and make-whole premium. Once the redemption is completed, the outstanding principal amount of Pemex Finance, Ltd. notes will be US$2.4 billion with maturities between 2007 and 2018.

Total debt

Total debt of US$46.4 billion

As of June 30, 2005, total consolidated debt including accrued interest was Ps. 499.8 billion (US$46.4 billion). This figure represents an increase of 4%, or Ps.18.8 billion, compared to the figure recorded on June 30, 2004. Total debt includes:

•        Documented debt of Petróleos Mexicanos, the Pemex Project Funding Master Trust, Trust F/163 and RepCon Lux S.A.

•        Notes payable to contractors

•        Sale of future accounts receivable

Net debt of US$35.3 billion	Net debt, or the difference between debt and cash equivalents, decreased Ps. 2.5 billion, to Ps. 380.3 billion (US$ 35.3 billion) as of June 30, 2005, from Ps. 382.8 billion as of June 30, 2004.

PEMEX financial results report as of June 30, 2005	26/44
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Table 19
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Consolidated total debt
	As of June 30,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Documented debt(1)	425,444	481,037	13%	55,593	44,643
Short-term	59,374	30,198	-49%	(29,176)	2,803
Long-term	366,070	450,839	23%	84,769	41,840
Notes payable to contractors	15,177	10,526	-31%	(4,651)	977
Short-term	2,199	904	-59%	(1,296)	84
Long-term	12,977	9,622	-26%	(3,355)	893
Sale of future accounts receivable(2)	40,401	8,231	-80%	(32,171)	764
Long-term	40,401	8,231	-80%	(32,171)	764
Total debt	481,022	499,794	4%	18,772	46,384
Short-term	61,573	31,102	-49%	(30,472)	2,886
Long-term	419,449	468,692	12%	49,244	43,497
Cash & cash equivalents	98,219	119,513	22%	21,293	11,091
Total net debt	382,802	380,281	-1%	(2,521)	35,292

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

(1) Consistent with debt figures presented in U.S. Securities and Exchange Commission filings.

(2) Represents Pemex Finance debt.

Note: Numbers may not total due to rounding.

Short-term debt

Total debt with a remaining maturity of less than twelve months was Ps. 31.1 billion (US$2.9 billion) as of June 30, 2005, including:

•        Ps. 30.2 billion (US$2.8 billion) in documented debt

•        Ps. 0.9 billion (US$0.1 billion) in notes payable to contractors

As of June 30, 2004, the corresponding amounts were Ps. 59.4 billion and Ps. 2.2 billion, respectively, with total short-term debt of Ps. 61.6 billion.

Long-term debt

Total long-term debt as of June 30, 2005 was Ps. 468.7 billion (US$43.5 billion). This figure includes:

•       Ps. 450.8 billion (US$41.8 billion) in documented debt

•       Ps. 9.6 billion (US$0.9 billion) in notes payable to contractors

•       Ps. 8.2 billion (US$0.8 billion) in sale of future accounts receivable

As of June 30, 2004 these figures were Ps. 366.1 billion, Ps. 13.0 billion and Ps. 40.4 billion, respectively. Total long-term debt was Ps. 419.4 billion.

To consolidate the debt of Pemex Finance, Ltd., it is necessary to add the difference between the remaining debt of this vehicle (US$2.4 billion) and the balance of the sales of accounts receivable (US$0.8 billion), which results in US$1.6 billion.

PEMEX financial results report as of June 30, 2005	27/44
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Maturity profile	The following table shows the maturity profile of PEMEX’s total debt by currency:

Table 20
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Maturity profile

		As of June 30,
		(Ps. mm)	US$mm

Documented debt in pesos		94,189	8,741
	2005	239	22
	January - June 2006	1,222	113
	July 2006 - June 2007	3,444	320
	July 2007 - June 2008	17,944	1,665
	July 2008 - June 2009	4,667	433
	July 2009 and beyond	66,672	6,188

Documented debt in other currencies		405,605	37,642
	2005	15,275	1,418
	January - June 2006	14,366	1,333
	July 2006 - June 2007	21,277	1,975
	July 2007 - June 2008	44,033	4,087
	July 2008 - June 2009	41,633	3,864
	July 2009 and beyond	269,021	24,967

Total debt		499,794	46,384

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.
Note: Numbers may not total due to rounding.

Increase of duration

PEMEX plans to increase the duration of its outstanding debt in order to make it comparable to that of other oil and gas companies with similar credit ratings. The average duration of its debt exposure is presented in the following table.

Table 21
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Average duration of debt exposure
	As of June 30,
	2004	2005	Change
	(Years)
U.S. Dollars	3.4	4.5	1.1
Mexican pesos	0.7	1.8	1.1
Euros	0.7	1.2	0.5
Japanese yen	3.0	2.6	(0.4)
Swiss francs	0.2	0.2	(0.0)
Total	3.1	4.0	0.9

Note: Numbers may not total due to rounding.

Interest rate risk

PEMEX´s policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2005, approximately 63% of PEMEX’s debt exposure carried a fixed interest rate, and 37% of its debt bore interest at floating rates.

PEMEX financial results report as of June 30, 2005	28/44
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More financing in pesos

Although most of PEMEX’s debt is U.S. dollar denominated and at fixed rates, due to an increase in peso denominated financing, PEMEX’s U.S. dollar debt exposure has decreased seven percentage points from June 30, 2004 to the same date of 2005.

Debt exposure	The following table sets forth PEMEX’s debt exposure to currency and interest rate risk:

Table 22
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Debt exposure (excluding accrued interest)

	As of June 30,
	2004	2005	2004	2005	2004	2005
	Percentage
	By currency		At fixed rate		At floating rate
U.S. Dollars	87.48%	80.27%	65.61%	67.45%	34.39%	32.55%
Mexican pesos	12.26%	19.56%	15.40%	44.04%	84.60%	55.96%
Euros	0.01%	0.00%	13.39%	24.89%	86.61%	75.11%
Japanese yen	0.25%	0.17%	100.00%	100.00%	0.00%	0.00%
Swiss francs	0.001%	0.0003%	0.00%	0.00%	100.00%	100.00%
Total	100.00%	100.00%	59.54%	62.92%	40.46%	37.08%

Note: Numbers may not total due to rounding.

Crude oil price risk

During the second quarter of 2005, PEMEX arranged a short-term hedging program in order to mitigate the impact of crude oil price volatility on its cash flows.

The program consists of acquiring options in order to hedge against potential crude oil price reductions during 2005. The underlying volume accounted for approximately 7% of PEMEX’s annual crude oil production.

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Other relevant topics

Incidents

To date in 2005, the following incidents occurred in the states of Veracruz and Tabasco:

•       On January 24, 2005, a light naptha spillage was registered in the region of Agua Dulce, Veracruz. The accident occurred due to the rupture of a 12-inch gasoline pipeline running from the Cactus Gas Processing Center to La Cangrejera Petrochemical Center in Veracruz

•       On February 2, 2005, a crude oil spillage of approximately 60 liters took place in the Christmas tree of the Tonalá No. 3 well on kilometer 39 of the Coatzacoalcos – Villahermosa highway. The spillage was caused by a herd of cattle striking the facility

•       On March 12, 2005, a diesel and crude oil leak of approximately 100 liters was registered in the 5-A pumping station of the 24-30 inch oil pipeline in Nogales, Veracruz

•       On April 13, 2005, an ammonia spillage took place in the pipeline running from the Cosoleacaque petrochemical facilities to the Pajaritos Maritime Terminal in Veracruz. The accident occurred while personnel of a company hired by PEMEX were performing maintenance duties

•       On May 3, 2005, burning pastures made contact with the 16 inch crude oil pipeline, running through the Luna-Sen-Pijije-Oxiacaque section, in the municipality of Centla, Tabasco. No damages to surrounding communities or to PEMEX’s facilities occurred

•       On June 28, 2005, a crude oil theft from pipeline number 3 of the 36 inches crude oil pipeline running from Dos Bocas to Trampa El Misterio, in the state of Tabasco, caused a crude oil spillage of around five thousand barrels of crude oil. The pipeline was repaired by PEMEX

•       On July 8, 2005, a leak in the 48 inch gas pipeline that runs from Dos Bocas to La Trinidad, Tabasco, caused a fire resulting from natural getting ignited. Studies determined that no gas spread to the atmosphere

•       On July 13, 2005, an explosion occurred in a 36 inch crude oil pipeline running from the Pajaritos Maritime Terminal to the single buoy in the Allende Congregation, in the state of Veracruz. No environmental damage or risk to the surrounding communities was registered

•       On July 24, 2005, a leakage registered in the 20 inch ethane pipeline running from the Cactus Gas Processing Center in Chiapas to the Petrochemical Complex La Cangrejera in Veracruz. The pipeline was sectioned, the pumping of ethane stopped, and people were evacuated from the farmland El Paraíso. No damages were registered

•       On July 26, 2005, a leak of condensates occurred in the off-load pipe at the gathering station Cañón 1 in Reynosa, Tamaulipas. It is believed that this incident resulted from water currents and land movements caused by Hurricane Emily. The National Water Commission, the University of Tamulipas and PEMEX examined the water of the Rio Bravo and determined there was no pollution

In collaboration with the Governments of the states of Veracruz and Tabasco, the Mexican Army and Navy, municipal authorities and Civil Protection, among others, PEMEX has implemented contingency plans to protect and reestablish the health and integrity of the population of the affected areas and counteract any negative environmental impact.

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Maintenance budget increases Ps. 2.9 billion	PEMEX is committed with health, safety and environmental protection. The approved maintenance budget was increased to Ps. 53.2 billion in 2005 from Ps. 50.3 billion in 2004.
Operations shut-in due to the presence of Hurricane Emily

On July 16, 17 and 18, 2005, PEMEX implemented the Hurricane Emergency Response Plan (PREH4) to respond in an orderly and timely fashion to the presence of Hurricane Emily in the Sound of Campeche and the shores of Veracruz and Tamaulipas. The objective of the PREH is to protect the safety of PEMEX’s personnel and infrastructure and to protect the environment.

During the implementation of the PREH, PEMEX evacuated all its personnel from the off-shore rigs in the Sound of Campeche and the Poza Rica – Altamira business unit, and shut its infrastructure. More than 15 thousand workers were withdrawn and production of 2,950 Mbd of oil and 1,600 MMcfd of natural gas, as well as 1,870 Mbd of oil exports were discontinued on July 18 and 19.

As means of prevention, PEMEX halted work at 36 drilling platforms and shut 10 gathering stations in the Northern region. In a priority mode, PEMEX appraised the pipelines in the urban areas and inspected its roads and infrastructure.

PEMEX performed a detailed inspection of the infrastructure both off-shore and on-shore in order to guarantee the existence of optimal safety conditions to carry on the production of hydrocarbons. Operations recommenced on July 20 and were fully resumed on July 22.

New fiscal regime

On June 28, 2005, the Chamber of Deputies approved a proposal to modify the fiscal regime for PEMEX in an Extraordinary Session. This proposal was previously approved by the Senate on April 27, 2005. Once the new fiscal regime is published in the “Diario Oficial de la Federación”, it will go into effect on January 1, 2006. The purpose of the new fiscal regime is to strengthen PEMEX’s competitiveness and help improve its financial position.

______________

4 Plan de Respuesta a Emergencias por Huracanes

PEMEX financial results report as of June 30, 2005	31/44
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New fiscal regime mechanism

Under the proposed new tax regime, Pemex Exploration and Production will be governed by the Ley Federal de Derechos and the tax regime for the other subsidiary entities will continue to be governed by the Ley de Ingresos de la Federación. The new fiscal regime for Pemex Exploration and Production consists of the following duties:

•     Ordinary duty on hydrocarbons, with a variable tax rate depending on the average Mexican crude oil export price for the specific year after the implementation of the new proposal.[5]. This duty would apply to the value of extracted production minus certain permitted deductions (including specific investments, some costs and expenses, part of the funds for scientific and technological research and for the support of fiscal monitoring of oil activities and the other duties)[6]. The rate would vary from 78.68% to 87.81% (depending on the Mexican crude oil export price) in 2006, and would become a uniform rate of 79% in 2010 and thereafter

•     Duty on hydrocarbons for the oil revenues stabilization fund, which is paid on the value of the extracted crude oil production, would range from 1% to 10%, depending on the average Mexican crude oil export price, and only if the crude oil export price exceeds US$22 per barrel[7]

•     Extraordinary duty on crude oil exports of 13.1%, paid on the realized value of oil exports in excess of estimated value of oil exports budgeted by Congress. This duty is to be credited against the duty for hydrocarbons for the oil revenues stabilization fund. The proceeds from this duty will be destined to the states through the stabilization fund of the states’ revenues

Collective bargaining agreement

Our relationship with our employees is regulated by the Ley Federal del Trabajo (Federal Labor Law) and a collective bargaining agreement between PEMEX and the Union. The collective bargaining agreement is subject to renegotiation every two years, although salaries are reviewed annually. Since PEMEX’s official establishment in 1938, there have not been labor strikes or any other labor conflict that have put its operations at risk.

The collective bargaining agreement was renewed, effective August 1, 2003, and provided for a 4.3% increase in wages. On July 26, 2004, PEMEX and the Union entered into a side agreement, which provides for a 4% increase in wages, as well as an out-of-court settlement of a claim filed in August 2003 by the Union. PEMEX and the Union are negotiating an amendment to this side agreement in order to make any adjustments required by applicable regulations and to establish a mechanism for the payment of the agreed benefits. This amendment would be subject to the approval of the Board of Directors of Petróleos Mexicanos and the Ministry of Finance and Public Credit.

On June 15, 2005, PEMEX and the Union commenced the biannual negotiations regarding the collective bargaining agreement. As in all negotiations the Union has called PEMEX on strike if no agreement is reached before the set deadline, September 1, 2005. In case there was a prolonged work stoppage as a consequence of failed negotiations, this could have adverse effects on PEMEX’s operations since the Union represents approximately 80.9% of the work force of Petróleos Mexicanos and its Subsidiary Entities. PEMEX expects that the negotiations will succeed in an orderly and timely manner and beneficially for both parties.

______________

5 See Table A9

6 See Table A10

7 See Table A11

PEMEX financial results report as of June 30, 2005	32/44
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Annex

Table A1
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Crude oil production by selected fields (quarterly)

	2002				2003				2004				2005
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
							(Mbd)
Total	3,174	3,157	3,174	3,204	3,324	3,332	3,415	3,411	3,382	3,422	3,382	3,346	3,316	3,425

Northeast Marine Region	2,112	2,116	2,164	2,214	2,346	2,376	2,467	2,474	2,440	2,479	2,436	2,408	2,375	2,450
Akal and Nohoch	1,816	1,829	1,853	1,907	1,995	2,023	2,096	2,101	2,085	2,110	2,074	2,047	2,067	2,041
Ku	185	176	193	185	202	196	197	195	185	194	197	189	159	213
Zaap	22	19	21	23	28	31	51	54	53	53	54	68	53	77
Maloob	30	35	36	41	51	53	48	46	51	55	55	50	38	51
Chac	17	17	17	17	19	20	21	22	23	23	11	11	10	13
Kutz	7	9	11	9	13	11	13	14	9	12	13	13	10	14
Otros	36	30	31	31	39	42	41	42	34	33	31	30	37	40

Southwest Marine Region	488	462	433	427	410	399	393	388	389	391	388	384	381	394
Caan	141	136	129	126	119	117	111	110	107	109	109	106	102	100
Chuc	111	111	103	104	98	101	99	96	92	93	93	94	98	103
Abkatún	88	80	75	76	75	72	67	63	59	57	52	50	49	47
Taratunich	41	39	38	39	36	34	38	37	35	33	33	32	27	24
Pol	49	43	39	37	38	36	34	32	30	28	23	21	19	18
Otros	58	53	48	45	43	40	44	51	67	72	78	81	86	102

South Region	497	503	503	491	496	485	480	472	474	471	475	471	479	495
Puerto Ceiba	31	43	40	38	37	43	51	55	70	79	82	77	77	81
Samaria	73	72	71	68	77	76	71	67	66	64	60	59	60	64
Iride	40	43	43	45	47	43	43	45	45	46	46	48	48	50
Jujo	55	56	56	56	54	54	49	48	47	45	45	41	45	52
Cunduacán	20	19	22	22	22	22	23	25	24	24	28	28	28	30
Tecominoacán	28	27	26	26	24	23	24	23	21	19	18	19	20	22
Cárdenas	16	16	16	16	15	14	14	14	14	14	13	11	11	14
Sen	36	33	31	25	25	24	21	16	9	11	15	16	17	18
Pijije	9	9	10	10	11	12	13	13	12	11	11	10	10	12
Jolote	15	15	14	14	13	12	11	11	12	11	11	10	9	10
Cactus	12	10	10	9	11	11	12	13	11	11	11	10	11	9
Bellota	10	10	10	10	9	8	9	8	10	10	9	9	10	9
Chinchorro	9	9	10	10	10	11	10	10	10	9	8	8	8	8
Yagual	4	4	4	4	4	3	4	4	4	5	7	10	11	11
Rodador	1	2	4	5	7	7	8	7	7	7	6	5	5	5
Otros	137	136	137	134	131	122	119	115	111	107	107	108	108	101

North Region	77	76	74	72	71	72	74	77	80	80	82	83	81	86
Poza Rica	10	11	11	10	9	9	10	11	10	11	12	11	10	10
Arenque	8	8	8	10	9	9	9	8	8	8	8	9	10	10
Agua Fría	2	2	2	2	2	2	2	3	6	6	6	8	6	6
Tajín	1	1	1	1	2	2	4	6	6	6	6	5	6	6
Tamaulipas	8	8	7	5	5	5	5	5	5	5	5	5	5	5
Constituciones	6	6	6	5	5	5	5	5	5	5	5	5	5	5
Otros	42	41	39	39	39	39	39	39	39	38	40	38	39	43

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	33/44
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Table A2
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Natural gas production by selected fields (quarterly)

	2002				2003				2004				2005
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q
							(MMcfd)
Total	4,441	4,443	4,409	4,402	4,441	4,425	4,563	4,562	4,557	4,570	4,577	4,586	4,640	4,861

Northeast Marine Region	812	818	842	853	913	924	963	962	948	959	945	938	918	965
Akal and Nohoch	664	667	676	696	728	738	765	767	761	770	757	747	755	745
Ku	91	98	106	99	118	116	108	102	102	101	102	98	82	106
Otros	56	53	60	58	67	69	90	93	85	89	86	93	81	113

Southwest Marine Region	660	632	595	596	580	578	582	585	609	600	599	602	601	654
Caan	222	217	210	211	197	209	208	211	222	221	207	212	207	216
Chuc	139	136	125	125	119	121	120	116	105	92	92	92	97	108
Taratunich	65	67	63	65	64	61	71	71	69	65	67	62	54	49
Sinan	—	—	—	—	—	—	—	5	32	44	57	61	63	80
Abkatún	68	61	58	61	58	57	56	55	52	49	45	42	43	42
Uech	45	42	44	42	43	37	41	38	39	40	36	32	28	25
Otros	121	109	95	91	99	93	84	90	91	89	96	101	109	134

South Region	1,705	1,719	1,713	1,678	1,644	1,634	1,641	1,601	1,532	1,507	1,486	1,456	1,419	1,408
Muspac	210	213	251	264	245	216	204	196	171	146	133	128	124	116
Samaria	88	97	95	94	91	95	102	106	102	102	106	99	94	89
Catedral	123	130	121	123	134	133	125	120	111	104	95	92	82	75
Giraldas	105	105	102	99	95	95	98	95	91	90	87	87	83	78
Copano	83	82	78	76	76	79	86	84	84	84	74	72	70	68
Cunduacán	51	48	51	53	54	54	43	68	72	70	72	69	77	90
Iride	75	75	72	76	79	73	80	78	67	69	68	77	83	92
Puerto Ceiba	25	28	23	22	21	26	33	34	43	52	58	57	52	54
Jujo	80	75	65	65	65	62	55	50	47	46	48	41	46	53
José Colomo	52	48	45	42	39	38	36	35	37	35	35	35	35	35
Sen	101	98	91	74	75	71	63	47	25	30	38	39	41	45
Pijije	22	24	29	29	32	35	37	36	35	32	32	30	29	34
Luna	98	91	81	70	60	53	47	43	36	33	31	30	30	21
Tecominoacán	30	32	31	27	26	24	26	24	30	30	30	33	31	36
Saramako	—	—	0	8	9	9	18	21	21	23	32	36	29	28
Cárdenas	29	30	33	30	28	29	28	26	24	23	30	29	26	29
Cactus	19	19	18	19	22	25	24	29	26	25	27	23	25	23
Bellota	31	31	27	25	22	27	30	29	29	30	20	22	26	26
Otros	481	493	502	481	470	491	505	479	480	481	471	456	438	415

North Region	1,264	1,273	1,259	1,276	1,304	1,290	1,377	1,414	1,469	1,504	1,547	1,590	1,703	1,834
Culebra	249	211	209	206	208	201	200	196	179	164	153	182	182	185
Cuitláhuac	119	114	104	100	93	92	87	91	92	104	129	127	116	115
Arcos	153	157	143	140	149	155	134	125	128	115	90	82	76	81
Cocuite	26	33	57	62	65	79	105	110	112	99	102	92	84	77
Vistoso	—	—	—	—	—	—	—	32	59	79	85	95	111	118
Santa Rosalia	52	68	75	59	51	40	53	67	62	66	70	55	56	56
Corindón	61	63	58	55	54	63	63	56	62	49	44	44	45	41
Arcabuz	47	51	46	40	37	33	32	32	38	35	41	47	54	67
Torrecillas	15	19	23	27	30	32	38	36	36	46	38	36	36	41
Velero	11	15	13	14	17	19	22	29	41	36	38	38	50	50
Arenque	30	28	28	29	29	30	32	31	32	32	33	32	31	32
Copite	36	35	32	31	30	21	28	28	28	29	30	30	28	27
Otros	466	479	470	514	540	526	583	580	601	648	693	732	833	945

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	34/44
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Table A3
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Consolidated balance sheets

	As of June 30,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Current assets	205,581	265,699	29%	60,118	24,658
Cash & cash equivalents	98,219	119,513	22%	21,293	11,091
Accounts receivable	73,806	94,666	28%	20,860	8,786
Inventories	33,556	43,927	31%	10,371	4,077
Financial derivative instruments	—	7,593	#DIV/0!	7,593	705

Properties and equipment	571,441	611,825	7%	40,384	56,781
Other assets	156,243	108,744	-30%	(47,499)	10,092

Total assets	933,265	986,268	6%	53,003	91,531

Short-term liabilities	145,951	136,814	-6%	(9,138)	12,697
Short-term debt(1)	61,573	31,102	-49%	(30,472)	2,886
Suppliers	26,188	22,395	-14%	(3,793)	2,078
Accounts payable and accured expenses	11,379	13,252	16%	1,874	1,230
Taxes payable	46,811	59,831	28%	13,020	5,553
Financial derivative instruments	—	10,234	#DIV/0!	10,234	950

Long-term liabilities	778,970	823,798	6%	44,828	76,453
Long-term debt(2)	419,449	468,692	12%	49,244	43,497
Reserve for retirement payments, pensions and seniority premiums	332,752	328,642	-1%	(4,110)	30,500
Other non-current liabilities(3)	26,769	26,464	-1%	(305)	2,456

Total liabilities	924,921	960,612	4%	35,691	89,150

Total equity	8,343	25,656	208%	17,313	2,381

Total liabilities & equity	933,265	986,268	6%	53,003	91,531

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

(1) Includes maturities shorter than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and RepconLux) and notes payable to contractors.

(2) Includes maturities longer than twelve months of documented debt (Petróleos Mexicanos, the Pemex Project Funding Master Trust, the Mexican Trust F/163, and Repcon Lux), notes payable to contractors and sale of future accounts receivable.

(3) Corresponds to the balance of the reserve for dismantlement and abandonment activities, sundry creditors and others.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	35/44
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PEMEX	Investor Relations

Table A4
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Consolidated income statement

	Second quarter (April - June)					Six months ending June 30,
	2004	2005	Change		2005	2004	2005	Change		2005
	(Ps. mm)				(US$mm)	(Ps. mm)				(US$mm)
Total sales	194,602	221,273	14%	26,671	20,535	366,690	416,992	14%	50,301	38,699
Domestic sales(1)	111,045	119,467	8%	8,422	11,087	217,248	232,970	7%	15,722	21,621
Exports	83,557	101,806	22%	18,249	9,448	149,442	184,022	23%	34,580	17,078

Costs and expenses(2)	71,463	94,447	32%	22,984	8,765	137,915	170,153	23%	32,238	15,791
Cost of sales	57,737	78,673	36%	20,936	7,301	110,788	139,125	26%	28,337	12,912
Transportation and distribution expenses	4,645	4,622	-0.5%	(23)	429	8,970	9,283	3%	313	861
Administrative expenses	9,081	11,152	23%	2,071	1,035	18,157	21,745	20%	3,588	2,018

Operating income	123,139	126,826	3%	3,687	11,770	228,776	246,839	8%	18,064	22,908

Comprehensive financing cost	14,787	(8,769)	-159%	(23,556)	(814)	18,626	(5,317)	-129%	(23,944)	(493)
Other expenses (revenues)	10,335	(2,756)	-127%	(13,091)	(256)	8,017	(6,664)	-183%	(14,681)	(618)

Income before taxes and duties	98,016	138,351	41%	40,334	12,840	202,132	258,820	28%	56,688	24,020

Taxes and duties	117,701	136,447	16%	18,746	12,663	222,853	256,204	15%	33,351	23,777
Hydrocarbon extraction duties and other	103,486	132,543	28%	29,058	12,301	187,946	240,759	28%	52,813	22,344
Special Tax on Production and Services (IEPS)	14,215	3,904	-73%	(10,312)	362	34,907	15,445	-56%	(19,462)	1,433

Cumulative effect due to the adoption of new accounting standards	(10,544)	3		10,547	0.3	(10,544)	4,429		14,973	411

Net income (loss)	(30,229)	1,907	106%	32,135	177	(31,265)	7,045	123%	38,310	654

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

(1) Includes the Special Tax on Production and Services (IEPS).

(2) Includes the cost of the reserve for retirment payments, pensions and indemnities.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	36/44
www.pemex.com

PEMEX	Investor Relations

Table A5
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Equity

	As of June 30,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Total equity	8,343	25,656	208%	17,313	2,381
Certificates of contribution "A"	87,531	87,531	0%	—	8,123
Capitalized proceeds from the duty for infrastructure	—	33,899		33,899	3,146
Effect of the reserve for retirement payments	—	(7,031)		(7,031)	(653)
Comprehensive income	—	(3,357)		(3,357)	(312)
Restatement of equity	138,674	131,042	-6%	(7,631)	12,161
Accumulated losses	(217,862)	(216,428)	-0.7%	1,434	(20,086)
From prior years	(186,596)	(223,473)	20%	(36,876)	(20,740)
Net income (loss) for the period	(31,265)	7,045		38,310	654

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	37/44
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PEMEX	Investor Relations

Table A6
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Consolidated statements of changes in financial position

	As of June 30,
	2004	2005	Change		2005
	(Ps. mm)				(US$mm)
Operating activities
Net income (loss)	(31,265)	7,045		38,310	654
Charges to operations not requiring the use of funds:	50,919	26,368	-48%	(24,551)	2,447
Depreciation and amortization	20,561	24,043	17%	3,482	2,231
Cost of the reserve for retirement payments, pensions and indemnities	22,222	28,140	27%	5,918	2,612
Foreign exchange loss (gain)	8,135	(25,815)	-417%	(33,951)	(2,396)
Changes in working capital:	(944)	22,149		23,093	2,056
Accounts, notes receivable and other	581	31,451	5315%	30,870	2,919
Inventories	(4,445)	(7,907)	78%	(3,462)	(734)
Intangible asset derived from actuarial computation of labor obligations and other assets	(12,980)	4,073		17,053	378
Suppliers	(9,347)	(4,410)	-53%	4,938	(409)
Accounts payable and accrued expenses	3,603	(9,793)	-372%	(13,395)	(909)
Taxes payable	7,989	15,378	92%	7,389	1,427
Reserve for dismantlement and abandonment activites, sundry creditors and others	5,881	309	-95%	(5,573)	29
Reserve for retirement payments, pensions and seniority premiums	7,774	(6,947)	-189%	(14,720)	(645)
Effect of the reserve for retirement payments	—	(5)		(5)	(0)
Funds provided by (used) in operating activities	18,710	55,562	197%	36,852	5,156

Financing activities
Minimum guaranteed dividends paid to the Mexican Government	(10,614)	(10,388)	-2%	226	(964)
Capitalization from excess gains duty	—	1,027		1,027	95
Other equity movements - net	962	(5,605)	-683%	(6,567)	(520)
Notes payable to contractors - net	(744)	(13,457)	1710%	(12,714)	(1,249)
Documented debt - net	34,727	72,601	109%	37,875	6,738
Sale of future accounts receivable - net	(2,461)	(28,667)	1065%	(26,207)	(2,660)
Funds provided by (used) in financing activities	21,871	15,511	-29%	(6,360)	1,440

Investing activities
Increase in fixed assets - net	(20,057)	(37,041)	85%	(16,984)	(3,438)
Funds provided by (used) in investing activities	(20,057)	(37,041)	85%	(16,984)	(3,438)

Net increase in cash and cash equivalents	20,524	34,033	66%	13,509	3,158
Cash and cash equivalents at the beginning of the year	77,696	85,480	10%	7,784	7,933
Cash and cash equivalents at the end of the year	98,219	119,513	22%	21,294	11,091

Funds provided by (used) in operating activities	18,710	55,562	197%	36,852	5,156
Increase in fixed assets - net	(20,057)	(37,041)	85%	(16,984)	(3,438)
Free cash-flow	(1,348)	18,521	-1474%	19,869	1,719

Discretionary free cash-flow	(11,961)	8,133	-168%	20,094	755

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

Free cashflow and discretionary free cashflow are non Mexican GAAP measures and are reconciled to Mexican GAAP as set forth above.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	38/44
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PEMEX	Investor Relations

Table A7
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Total sales, net income (loss) and total assets by segment Figures in millions of constant pesos as of June 30, 2005

	Exploration and Production	Refining(1)	Gas and Basic Petrochemicals	Petrochemicals	Subsidiary Companies and Corporate	Intersegment Eliminations	Total

Six months ending June 30, 2005
Total sales	310,652	166,194	92,865	14,150	222,702	(389,571)	416,992
External clients	—	148,970	58,943	9,612	184,022	15,445	416,992
Intersegment	310,652	17,224	33,922	4,538	38,680	(405,016)	—

Operating income (loss)	235,825	(7,042)	5,454	(3,191)	(7,514)	23,307	246,839

Net income (loss)	6,476	(3,422)	7,288	(4,701)	11,406	(10,002)	7,045

As of June 30, 2005
Assets	673,603	283,243	101,669	48,448	1,314,552	(1,435,247)	986,268

Six months ending June 30, 2004
Total sales	262,099	132,533	86,723	10,983	191,347	(316,995)	366,690
External clients	—	119,231	55,675	7,435	149,442	34,907	366,690
Intersegment	262,099	13,302	31,048	3,548	41,905	(351,902)	—

Operating income	197,679	(7,113)	6,292	(4,513)	1,465	34,966	228,776

Net income (loss)	(6,003)	(26,996)	4,459	(8,076)	(21,504)	26,856	(31,265)

As of June 30, 2004
Total assets	680,349	252,479	94,302	33,646	918,400	(1,045,911)	933,265

*Unaudited consolidated financial statements prepared in accordance with Mexican Generally Accepted Accounting Principles (Mexican GAAP) issued by the Instituto Mexicano de Contadores Públicos. Inflation recognition is also in accordance with Mexican GAAP. Accordingly, peso figures are presented in constant Mexican pesos as of June 30, 2005.

(1) External clients sales of Refining are net of IEPS.

Note: Numbers may not total due to rounding.

PEMEX financial results report as of June 30, 2005	39/44
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PEMEX	Investor Relations

Table A8
Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies Short-term bonds issuances

Issuance date	Maturity date	Maturity (days)	Amount issued (Ps. mm)	Weighted average rate	28 days cetes rate of primary auction
28-07-05	25-08-05	28	500.0	9.78%	9.63%
21-07-05	18-08-05	28	500.0	9.79%	9.60%
14-07-05	11-08-05	28	500.0	9.78%	9.61%
07-07-05	04-08-05	28	500.0	9.78%	9.61%
30-06-05	28-07-05	28	500.0	9.77%	9.61%
23-06-05	21-07-05	28	500.0	9.79%	9.62%
16-06-05	14-07-05	28	500.0	9.77%	9.62%
09-06-05	07-07-05	28	500.0	9.78%	9.64%
02-06-05	30-06-05	28	500.0	9.78%	9.64%
26-05-05	23-06-05	28	500.0	9.80%	9.69%
19-05-05	16-06-05	28	500.0	9.83%	9.73%
12-05-05	09-06-05	28	500.0	9.96%	9.81%
05-05-05	02-06-05	28	500.0	9.97%	9.77%
28-04-05	26-05-05	28	500.0	9.88%	9.61%
21-04-05	19-05-05	28	500.0	9.86%	9.66%
14-04-05	12-05-05	28	500.0	9.76%	9.59%
07-04-05	05-05-05	28	500.0	9.78%	9.64%
31-03-05	28-04-05	28	500.0	9.69%	9.57%
23-03-05	21-04-05	29	500.0	9.61%	9.45%
17-03-05	14-04-05	28	500.0	9.52%	9.37%
10-03-05	07-04-05	28	500.0	9.45%	9.32%
03-03-05	31-03-05	28	500.0	9.46%	9.33%
24-02-05	23-03-05	27	500.0	9.37%	9.23%
17-02-05	17-03-05	28	500.0	9.25%	9.15%
10-02-05	10-03-05	28	500.0	9.25%	9.14%
03-02-05	03-03-05	28	500.0	9.21%	9.07%
27-01-05	24-02-05	28	500.0	8.84%	8.63%
20-01-05	17-02-05	28	500.0	8.76%	8.63%
13-01-05	10-02-05	28	500.0	8.80%	8.59%
06-01-05	03-02-05	28	500.0	8.75%	8.56%
23-12-04	27-01-05	35	500.0	8.79%	8.60%
16-12-04	20-01-05	35	500.0	8.87%	8.57%
09-12-04	13-01-05	35	500.0	8.54%	8.34%
02-12-04	06-01-05	35	500.0	8.50%	8.37%
25-11-04	23-12-04	28	500.0	8.50%	8.36%
18-11-04	16-12-04	28	500.0	8.32%	8.23%
11-11-04	09-12-04	28	500.0	8.41%	8.20%
04-11-04	02-12-04	28	500.0	8.22%	8.02%
28-10-04	25-11-04	28	500.0	8.15%	7.97%
21-10-04	18-11-04	28	500.0	7.91%	7.77%
14-10-04	11-11-04	28	500.0	7.82%	7.65%
07-10-04	04-11-04	28	500.0	7.82%	7.65%
30-09-04	28-10-04	28	500.0	7.80%	7.61%
15-09-04	14-10-04	29	500.0	7.48%	7.27%
09-09-04	07-10-04	28	500.0	7.50%	7.32%
02-09-04	30-09-04	28	500.0	7.44%	7.29%
26-08-04	23-09-04	28	500.0	7.46%	7.32%
19-08-04	15-09-04	27	500.0	7.19%	7.13%

PEMEX financial results report as of June 30, 2005	40/44
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PEMEX	Investor Relations

Table A9

Tax rate for the calculation of the ordinary duty on hydrocarbons

Annual weighted average price range of the mexican exported crude oil (US$/b)		Applicable rate over the value of the production of the crude oil and natural gas extracted during the year minus the permitted deductions
		2006	2007	2008	2009	2010	2011	2012	2013
0.00	19.99	87.81	85.61	83.40	81.20	79.00	79.00	79.00	79.00
20.00	21.99	87.32	85.24	83.16	81.08	79.00	79.00	79.00	79.00
22.00	23.99	83.14	82.10	81.07	80.03	79.00	79.00	79.00	79.00
24.00	25.99	82.34	81.50	80.67	79.83	79.00	79.00	79.00	79.00
26.00	27.99	81.53	80.90	80.27	79.63	79.00	79.00	79.00	79.00
28.00	100.00	78.68	78.76	78.84	78.92	79.00	79.00	79.00	79.00

PEMEX financial results report as of June 30, 2005	41/41
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PEMEX	Investor Relations

Table A10

Permitted deductions for the tax base calculation of the ordinary duty on hydrocarbons

Concept	Annual deduction
Investments(1)
Book value of investments made before January 1, 2006	According to Mexican GAAP
Exploration	100%
Enhanced recovery
Non-capitalized maintenance
Development	20%
Production
Oil pipelines	5%
Gas pipelines
Terminals
Transportation
Storage
Costs
Production costs(2)	100%
Expenses(3)
Exploration	100%
Transportation

(1) In any case, investments' deductions will not exceed 100% of the original investments

(2) According to Mexican GAAP and not including investments

(3) Given that the expenses are incorporated in the sale's price

Note: For the first four years of implementation, investments, costs and expenses will not exceed the following costcap

Costcapt = (6.5 US$/b * total crude oil and associated natural gas volume in year t)

+(2.7 US$/Mcf * total net natural gas volume in year t)

Concept	Annual deduction
Funds
Annual value of hydrocarbons extracted	0.05%(4)
Annual value of hydrocarbons extracted	0.003%(5)
Duties
Duty on hydrocarbons for the stabilization fund
Extraordinary duty on crude oil exports

(4) Fund for scientific and technological research on energy destined to the Mexican Petroleum Institute (IMP)

(5) Fund for the support of fiscal monitoring of oil activities destined to the Auditoría Superior de la Federación (Federal Auditing entity)

PEMEX financial results report as of June 30, 2005	42/42
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PEMEX	Investor Relations

Table A11

Tax rate for the calculation of the duty on hydrocarbons for the stabilization fund

Annual weighted average price range of the mexican exported crude oil (US$/b)	Applicable rate over the value of the total crude oil extracted during the year
22.01-23.00	1.0%
23.01-24.00	2.0%
24.01-25.00	3.0%
25.01-26.00	4.0%
26.01-27.00	5.0%
27.01-28.00	6.0%
28.01-29.00	7.0%
29.01-30.00	8.0%
30.01-31.00	9.0%
31.00 and above	10.0%

PEMEX financial results report as of June 30, 2005	43/43
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PEMEX	Investor Relations

If you need to contact Investor Relations or to be included in the distribution list, please call or send an e-mail to:

Telephone:	(52 55) 1944 9700
Voice mail:	(52 55) 1944 2500 ext. 59412

ri@dcf.pemex.com

Esteban Levin	Celina Torres
elevin@dcf.pemex.com	ctorresu@dcf.pemex.com

David Ruelas	Rolando Galindo
druelas@dcf.pemex.com	rgalindog@dcf.pemex.com

Armando Acosta	Alejandro Reyes
aacosta@dcf.pemex.com	areyesv@dcf.pemex.com

PEMEX is Mexico’s national oil and gas company. Created in 1938, it is the exclusive producer of Mexico’s oil and gas resources. The operating subsidiary entities are Pemex Exploration and Production, Pemex Refining, Pemex Gas and Basic Petrochemicals and Pemex Petrochemicals. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the June 30, 2005 exchange rate of Ps. 10.7752 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX’s most recent Form 20-F filing with the US Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, “File No. 0-99”, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicators of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

PEMEX financial results report as of June 30, 2005	44/44
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Juan José Suárez Coppel
Name:	Juan José Suárez Coppel
Title:	Chief Financial Officer

Date: August 10, 2005

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.